Exhibit 99.03

FIRST AMENDMENT

TO THE

CARDINAL HEALTH, INC.

EMPLOYEE STOCK PURCHASE PLAN

(As amended and restated May 10, 2006)

Background Information

A.	Cardinal Health, Inc. (“Cardinal Health”) established and maintains the Cardinal Health, Inc. Employee Stock Purchase Plan (the “Plan”) for the benefit of the employees of Cardinal Health and of certain of its subsidiaries.

B.	The Human Resources and Compensation Committee of the Board of Directors of Cardinal Health (the “Committee”) oversees the administration of the Plan and has delegated to the Financial Benefit Plans Committee (the “FBPC”) the authority to approve non-material design changes to financial benefit plans, including the Plan.

C.	The FBPC desires to amend the Plan to modify the definition of Compensation to exclude certain bonus payments and to terminate payroll deductions automatically if a Participant receives a hardship distribution of elective deferral contributions from the Cardinal Health 401(k) Savings Plan, as required by final Treasury Regulations issued under Internal Revenue Code Section 401(k).

D.	The FBPC has determined that the foregoing amendments are not material and that Section 17 of the Plan therefore permits the FBPC to authorize this amendment.

Amendment of the Plan

The Plan is hereby amended, effective as of the dates set forth below, as follows:

1.	Section 2(h) of the Plan is amended effective as of September 1, 2006, by the addition of the following new subparagraph (5) to the end thereof:

“(5) any bonus payment, including payments under the Cardinal Health, Inc. Management Incentive Plan (“MIP”) as originally established August 14, 1996 and as amended and restated from time to time, if such bonus payment is wholly or partially payable without regard to the attainment of a performance-based goal (i.e., guaranteed).”

2.	Section 13 of the Plan is amended effective as of January 1, 2006, by deleting it in its entirety and substituting the following:

“a. Voluntary Cessation. A Participant may revoke his or her authorization for payroll deduction for an Offering Period by giving notice to the Administrator or Employer in accordance with procedures established by the Administrator from time to time. The revocation of a payroll deduction authorization shall be effective for the Offering Period in which made if the revocation is made within such time limitations as may be established by the Administrator from time to time. Any payroll deductions made for an Offering Period prior to the effective date of the revocation of the deduction authorization by the Participant may, at the Participant’s election, be refunded to the Participant in cash or applied to any other permissible purpose under the terms of his or her Plan Account. A Participant who revokes authorization for payroll deduction may not again participate under the Plan until the next Offering Period immediately subsequent to the Offering Period during which the Participant revoked payroll deduction authorization with respect thereto.

(b) Automatic Involuntary Cessation. If a Participant receives a hardship distribution of elective deferral contributions from the Cardinal Health 401(k) Savings Plan, or any other plan sponsored by an Employer and intending to qualify as a Code Section 401(k) plan (“Qualified Plan”), the Participant’s payroll deductions under the Plan will automatically be revoked effective for the Offering Period in which made and as soon as administratively practicable upon the receipt of the harship distribution. Any payroll deductions made for the Offering Period prior to the effective date of the revocation may, at the Participant’s election, be refunded to the Participant in cash or applied to any other permissible purpose under the terms of his or her Plan Account. A Participant whose payroll deductions under the Plan are automatically terminated under this Section 13(b) may not again participate under the Plan until the first Offering Period to commence at least six (6) months following the effective date of the suspension of the Participant’s contributions to the Plan.”

3.	All other Plan provisions shall remain in full force and effect.

CARDINAL HEALTH, INC.

By:	/s/ Susan Nelson
Susan Nelson
Its:	Senior Vice President of Total Rewards

Date:	8/31/06